                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                       SAFEGUARD HEALTH ENTERPRISES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    786444109
                                 (CUSIP Number)

                            DAVID K. MEYERCORD, ESQ.
                           STRASBURGER & PRICE, L.L.P.
                           901 MAIN STREET, SUITE 4300
                               DALLAS, TEXAS 75202
                                 (214) 651-4300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 9, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 786444109

-------------- --------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               LESLIE B. DANIELS
-------------- --------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                    (a)     [ ]
                                                                                                                    (b)     [X]

-------------- --------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- --------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               PF
-------------- --------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

-------------- --------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
-----------------------------------------------------------------------------------------------------------------------------------
         NUMBER OF              7       SOLE VOTING POWER

          SHARES                        35,155
                            ----------- -------------------------------------------------------------------------------------------
       BENEFICIALLY             8       SHARED VOTING POWER

         OWNED BY                       0
                            ----------- -------------------------------------------------------------------------------------------
           EACH                 9       SOLE DISPOSITIVE POWER

        REPORTING                       35,155
                            ----------- -------------------------------------------------------------------------------------------
          PERSON                10      SHARED DISPOSITIVE POWER

           WITH:                        0
-----------------------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               37,155
-------------- --------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [X]

-------------- --------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.78%
-------------- --------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IN
-------------- --------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 786444109

-------------- --------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CAI Partners & Company II, Limited Partnership
-------------- --------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                    (a)    [ ]
                                                                                                                    (b)    [X]

-------------- --------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- --------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               Not Applicable
-------------- --------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]

-------------- --------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Canada
-----------------------------------------------------------------------------------------------------------------------------------
         NUMBER OF              7       SOLE VOTING POWER

          SHARES                        0
                            ----------- -------------------------------------------------------------------------------------------
       BENEFICIALLY             8       SHARED VOTING POWER

         OWNED BY                       0
                            ----------- -------------------------------------------------------------------------------------------
           EACH                 9       SOLE DISPOSITIVE POWER

         REPORTING                      0
                            ----------- -------------------------------------------------------------------------------------------
          PERSON                10      SHARED DISPOSITIVE POWER

           WITH:                        0
-----------------------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
-------------- --------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [X]

-------------- --------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.0%
-------------- --------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               PN
-------------- --------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 786444109

-------------- --------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CAI Capital Partners & Company II, Limited Partnership
-------------- --------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                    (a)     [ ]
                                                                                                                    (b)     [X]

-------------- --------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- --------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               Not applicable
-------------- --------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

-------------- --------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Canada
-----------------------------------------------------------------------------------------------------------------------------------
         NUMBER OF              7       SOLE VOTING POWER

          SHARES                        0
                            ----------- -------------------------------------------------------------------------------------------
       BENEFICIALLY             8       SHARED VOTING POWER

         OWNED BY                       0
                            ----------- -------------------------------------------------------------------------------------------
           EACH                 9       SOLE DISPOSITIVE POWER

         REPORTING                      0
                            ----------- -------------------------------------------------------------------------------------------
          PERSON                10      SHARED DISPOSITIVE POWER

           WITH:                        0
-----------------------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
-------------- --------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [ ]

-------------- --------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.0%
-------------- --------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               PN
-------------- --------------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         Common Stock, $.01 par value.

         SafeGuard Health Enterprises, Inc.
         95 Enterprise
         Aliso Viejo, California 92656

ITEM 2.  IDENTITY AND BACKGROUND.

         This report is filed by Leslie B. Daniels, CAI Partners & Company II, Limited Partnership, an Ontario limited partnership, and CAI Capital Partners & Company II, Limited Partnership, an Ontario limited partnership. Leslie B. Daniels is a principal of the two partnerships. On June 29, 1999, SafeGuard Health Enterprises, Inc. (the " Issuer") entered into a Debenture and Note Purchase Agreement, dated June 29, 1999 (as amended, the "Purchase Agreement') with CAI Partners & Company II, Limited Partnership, CAI Capital Partners & Company II, Limited Partnership and Jack R. Anderson (collectively the "Purchasers") relating to the purchase of convertible debentures, preferred stock, notes and warrants of the Issuer. The Purchase Agreement was terminated by the Purchasers on February 9, 2000. This amendment is filed because the rights of the Purchasers to acquire beneficial ownership of 5,000,000 shares of Common Stock of the Issuer pursuant to the Purchase Agreement have been terminated.

         (a)      Name of Reporting Person -- Leslie B. Daniels

                  (b)      Business Address --
                           767 Fifth Avenue, 5th Floor
                           New York, NY 10153

                  (c)      Principal occupation --
                           Principal with CAI Managers & Co., L. P., an investment manager, with offices located at 767 Fifth Avenue, 5th Floor, New York, NY 10153.

                  (d)      Criminal Convictions -- none

                  (e) Injunctions with respect to federal or state securities laws -- none

                  (f)      Citizenship -- U.S.A.

         (a) Name of Reporting Person -- CAI Partners & Company II, Limited Partnership ("CAI")

                  (b)      Business Address --
                           767 Fifth Avenue, 5th Floor
                           New York, NY 10153

                  (c)      Principal Business -- Private Investment Fund

                  (d)      Criminal Convictions -- None

                  (e) Injunctions with respect to federal or state securities laws -- none

                  (f)      Place of Organization -- Ontario limited partnership

                           CAI is an Ontario limited partnership. The sole general partner of CAI is CAI Partners GP & Co., L.P., an Ontario limited partnership (the "CAI General Partner"). The CAI General Partner has five general partners each consisting of corporations controlled by Leslie B. Daniels, Richard J. Schmeelk, Peter M. Gottsegen, Peter G. Restler and Manfred W. Yu, respectively. The CAI General Partner has two limited partners consisting of two corporations controlled by David M. Culver and Mark P. Culver, respectively.

         (a) Name of Reporting Person -- CAI Capital Partners & Company II, Limited Partnership ("CAI Capital")

                  (b)      Business Address --
                           767 Fifth Avenue, Fifth Floor
                           New York, NY 10153

                  (c)      Principal Business -- Private Investment Fund

                  (d)      Criminal Convictions -- None

                  (e) Injunctions with respect to federal or state securities laws -- none

                  (f)      Place of Organization -- Ontario limited partnership

                           CAI Capital is an Ontario limited partnership. The sole general partner of CAI is CAI Capital Partners GP & Co., L.P., an Ontario limited partnership (the "CAI Capital General Partner"). The CAI Capital General Partner has five general partners each consisting of corporations controlled by Leslie B. Daniels, Richard J. Schmeelk, Peter M. Gottsegen, Peter G. Restler and Manfred W. Yu, respectively. The CAI Capital General Partner has two limited partners consisting of two corporations controlled by David M. Culver and Mark P. Culver, respectively.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This amendment is filed because of the termination of the Purchase Agreement described in Item 2 above. The shares of Common Stock reflected in this amendment as beneficially owned by Leslie B. Daniels were acquired with personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) through (j) - Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of October 19, 1999, the Issuer had 4,747,498 shares of common stock outstanding.

         The current beneficial ownership of securities of the Issuer by Mr. Daniels consists of a total of 37,155 shares of Common Stock held as follows:
(a) 14,250 shares held directly by Mr. Daniels and 20,905 shares held by a trust of which Mr. Daniels is a trustee, as to which Mr. Daniels has sole voting and dispositive power, and (b) 1,000 shares held by Elizabeth A. Learson, the spouse of Mr. Daniels, and 1,000 shares held by Paul B. Daniels, the brother of Mr. Daniels, as to which Mr. Daniels has shared dispositive power. Such 37,155 shares in the aggregate represent .78% of the shares of common stock of the Issuer currently outstanding.

         Mr. Daniels, CAI or CAI Capital have not effected any transaction involving shares of common stock of the Issuer at any time since more than 60 days prior to the date of this report.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the relationship of Mr. Daniels as a principal of CAI and CAI Capital, there are no contracts, agreements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this report.

         1. Written agreement of Leslie B. Daniels, CAI Partners & Company II, Limited Partnership and CAI Capital Partners & Company II, Limited Partnership with respect to the joint filing of this report.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  February 15, 2000                 /s/ Leslie B. Daniels
                                     -------------------------------------------
                                     Signature


                                     Leslie B. Daniels
                                     -------------------------------------------
                                     Name/Title

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER              DESCRIPTION
------              -----------
    1.            Written agreement of Leslie B. Daniels, CAI Partners & Company
                  II, Limited Partnership and CAI Capital Partners & Company II,
                  Limited Partnership with respect to the joint filing of this report.


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